101 Lindenwood Drive, Suite 400	VIA EDGAR
Malvern, PA 19355

June 24, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:       Ms. Dorrie Yale

Mr. Joseph McCann

Ms. Suzanne Hayes

Re:          Aclaris Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-212095

Acceleration Request

Requested Date:          Tuesday, June 28, 2016

Requested Time:         4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-212095) (the “Registration Statement”) to become effective on June 28, 2016, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Ballantyne of Cooley LLP, counsel to the Registrant, at (703) 456-8084.

In connection with this request, the Registrant acknowledges that:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aclaris Therapeutics, Inc.

By:	/s/ Kamil Ali-Jackson

Kamil Ali-Jackson
Chief Legal Officer

cc:           Neal Walker, Aclaris Therapeutics, Inc.

Brent B. Siler, Cooley LLP

Brian F. Leaf, Cooley LLP